Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2020 SECOND QUARTER RESULTS

Financial Highlights for Fiscal 2020 Second Quarter

(Year over Year (YoY) growth % are based on constant currency (1); please see table below for YoY growth % on actual basis)

•	Gross Bookings(5) increased 20.6% YoY in 2Q20 to $1.5 billion.
•	Revenue for 2Q20 increased 14.2% YoY to $118.0 million and Adjusted Revenue(2) increased 13.6% YoY in 2Q20 to $181.1 million.
•	Results from Operating Activities was a loss of $31.9 million in 2Q20 versus a loss of $39.8 million in 2Q19.
•

Adjusted Operating Loss(3) was $19.3 million in 2Q20 versus Adjusted Operating Loss of $25.4 million in 2Q19, an improvement of $6.1 million YoY. Adjusted Operating Loss includes one-time accelerated personnel cost of $2.5 million in 2Q20.

Gurugram, India and New York, November 4, 2019 — MakeMyTrip Limited (NASDAQ: MMYT), India’s leading online travel company, today announced its unaudited financial and operating results for its fiscal second quarter ended September 30, 2019.

“The MakeMyTrip Group continued to expand its bouquet of travel offerings during the seasonally weak fiscal second quarter.” said Deep Kalra, Group Chairman and Group CEO. “We continued to deliver greater value for users and suppliers, sharply optimizing our marketing and sales promotion spend and gaining share, even as we operate under challenging growth conditions.”

(in thousands except EPS)	3 months Ended September 30, 2018	3 months Ended September 30, 2019	YoY Change	YoY Change in constant currency(1)
Financial Summary as per IFRS
Revenue	$103,609	$117,957	13.8%	14.2%
Air Ticketing	$41,067	$45,992	12.0%	12.5%
Hotels and Packages	$44,860	$46,763	4.2%	4.3%
Bus Ticketing	$11,846	$14,257	20.4%	21.2%
Others	$5,836	$10,945	87.5%	88.3%
Results from Operating Activities	$(39,837)	$(31,880)
Loss for the period	$(46,965)	$(36,803)
Diluted Loss per share	$(0.45)	$(0.35)
Financial Summary as per non-IFRS measures
Adjusted Revenue(2)	$160,097	$181,078	13.1%	13.6%
Air Ticketing	$56,517	$65,952	16.7%	17.2%
Hotels and Packages	$85,470	$87,070	1.9%	2.4%
Bus Ticketing	$12,120	$16,647	37.4%	38.3%
Others	$5,990	$11,409	90.5%	91.2%
Adjusted Operating Loss(3)	$(25,374)	$(19,337)
Adjusted Net Loss(4)	$(32,390)	$(23,611)
Adjusted Diluted Loss per share(4)	$(0.31)	$(0.22)
Operating Metrics
Gross Bookings(5)	$1,243,442	$1,492,918	20.1%	20.6%
Air Ticketing	$749,092	$916,947	22.4%	23.0%
Hotels and Packages	$350,240	$383,717	9.6%	10.1%
Bus Ticketing	$144,110	$192,254	33.4%	34.2%
Unit Metrics
Air Ticketing – Flight segments(8)	10,005	11,161	11.6%
Hotels and Packages – Room nights(7)	6,706	7,510	12.0%
Standalone Hotels – Online(6) – Room nights(7)	6,574	7,385	12.3%
Bus Ticketing – Travelled tickets	13,240	17,682	33.5%

Notes:

(1)

Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the reporting for the historical average rate used in the prior year’s comparable fiscal period.

(2)

Represents IFRS revenue after adding back promotion expenses in the nature of customer discount, customer inducement/acquisition costs and loyalty program costs, which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where the company acts as the principal. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board.

(3)	Results from operating activities excluding employee share-based compensation costs, amortization of acquisition related intangibles and merger and acquisitions related expenses.
(4)

Profit (Loss) for the period excluding employee share-based compensation costs, amortization of acquisition related intangibles, share of loss (profit) of equity-accounted investees, merger and acquisitions related expenses, net change in value of financial liability in business combination and income tax expense (benefit).

(5)	Represents the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, net of cancellations, discounts and refunds.
(6)	“Standalone Hotels – Online” refer to Standalone Hotels booked on desktops, laptops, mobiles and other online platforms.
(7)

“Room nights,” also referred to as “hotel-room nights,” is the total number of hotel rooms occupied by a customer or group, multiplied by the number of nights that such customer or group occupies those rooms.

(8)	“Flight segments” means a flight between two cities, whether or not such flight is part of a larger or longer itinerary.

Please see “About Non-IFRS Financial Measures” included within this release to understand the importance of the measures set forth in notes (1) to (8) above. Reconciliations of IFRS financial measures to non-IFRS financial measures, and operating results are included at the end of this release.

Other information

Share Repurchase

On November 6, 2012, our Board of Directors authorized the Company to purchase outstanding ordinary shares, par value $0.0005 per share, of the Company. On January 22, 2016, our Board of Directors authorized the Company to increase the share repurchase plan to an amount aggregating up to $150 million at a price per ordinary share not exceeding $21.50 until November 30, 2021. There were no repurchases pursuant to the share repurchase plan during the fiscal 2020 second quarter. As of September 30, 2019, we had remaining authority to repurchase up to approximately $136.0 million of our outstanding ordinary shares.

Fiscal 2020 Second Quarter Financial Results

Revenue. We generated revenue of $118.0 million in the quarter ended September 30, 2019, an increase of 13.8% (14.2% in constant currency) over revenue of $103.6 million in the quarter ended September 30, 2018. Our Total Adjusted Revenue increased by 13.1% (13.6% in constant currency) to $181.1 million in the quarter ended September 30, 2019 from $160.1 million in the quarter ended September 30, 2018, primarily as a result of a 16.7% (17.2% in constant currency) increase in our Adjusted Revenue - air ticketing, a 1.9% (2.4% in constant currency) increase in our Adjusted Revenue - hotels and packages, a 37.4% (38.3% in constant currency) increase in our Adjusted Revenue - bus ticketing and a 90.5% (91.2% in constant currency) increase in our Adjusted Revenue – others, each as further described below. Adjusted Revenue also includes promotion expenses of $92.7 million in the quarter ended September 30, 2019 and $88.2 million in the quarter ended September 30, 2018, recorded as a reduction of revenue.

For further information on this non-IFRS financial measure, see“— About Non-IFRS Financial Measures” elsewhere in this release.

	For the three months ended September 30
	Air ticketing		Hotels and packages		Bus ticketing		Others				Total
	2018	2019	2018	2019	2018	2019	2018		2019		2018		2019
	(Amount in USD thousands)
Revenue as per IFRS	41,067	45,992	44,860	46,763	11,846	14,257	5,836		10,945		103,609		117,957
Add: Promotion expenses recorded as a reduction of revenue	15,450	20,087	70,101	68,241	2,522	3,795	154		529		88,227		92,652
	56,517	66,079	114,961	115,004	14,368	18,052	5,990		11,474		191,836		210,609
Less: Service cost as per IFRS	—	127	29,491	27,934	2,248	1,405	—	(1)	65	(1)	31,739	(1)	29,531	(1)
Adjusted Revenue	56,517	65,952	85,470	87,070	12,120	16,647	5,990		11,409		160,097		181,078

(1)

Loyalty program costs amounting to $1.2 million have been excluded from service cost (September 30, 2018: $0.7 million) relating to “Others”, and have been included in marketing and sales promotion expenses.

Air Ticketing. Revenue from our air ticketing business increased by 12.0% (12.5% in constant currency) to $46.0 million in the quarter ended September 30, 2019 from $41.1 million in the quarter ended September 30, 2018. Adjusted Revenue from our air ticketing business increased by 16.7% (17.2% in constant currency) to $66.0 million in the quarter ended September 30, 2019, from $56.5 million in the quarter ended September 30, 2018. Adjusted Revenue - air ticketing includes promotion expenses of $20.1 million in the quarter ended September 30, 2019 and $15.5 million in the quarter ended September 30, 2018, recorded as a reduction of revenue. These promotion expenses added back to Adjusted Revenue, with the consequent increase in marketing and sales promotion expenses, is intended to reflect the way we view our ongoing business. Under IFRS, these promotion expenses are required to be recorded as a reduction of revenue. This increase in Adjusted Revenue - air ticketing was due to an increase in gross bookings of 22.4% (23.0% in constant currency) primarily driven by an 11.6% increase in the number of air ticketing flight segments year over year, mainly driven by growth in our outbound air ticketing business. Further, our Adjusted Revenue margin (defined as Adjusted Revenue as a percentage of gross bookings) was 7.2% in the quarter ended September 30, 2019 and 7.5% in the quarter ended September 30, 2018.

Hotels and Packages. Revenue from our hotels and packages business increased by 4.2% (4.3% in constant currency) to $46.8 million in the quarter ended September 30, 2019, from $44.9 million in the quarter ended September 30, 2018. Our Adjusted Revenue – hotels and packages increased by 1.9% (2.4% in constant currency) to $87.1 million in the quarter ended September 30, 2019 from $85.5 million in the quarter ended September 30, 2018. Adjusted Revenue - hotels and packages includes promotion expenses of $68.2 million in the quarter ended September 30, 2019 and $70.1 million in the quarter ended September 30, 2018, recorded as a reduction of revenue. These promotion expenses added back to Adjusted Revenue, with the consequent increase in marketing and sales promotion expenses, is intended to reflect the way we view our ongoing business. Under IFRS, these promotion expenses are required to be recorded as a reduction of revenue. Gross bookings increased by 9.6% (10.1% in constant currency) driven by 12.0% increase in the number of hotels room-nights year over year. Our Adjusted Revenue margin in the quarter ended September 30, 2019 was 22.7%, which was a marginal increase from Adjusted Revenue margin of 22.3% in the quarter ended June 30, 2019, but a decrease from 24.4% in the quarter ended September 30, 2018 mainly due to decrease in margins from our suppliers in line with shift in our pricing strategy in the hotels and packages business.

Bus Ticketing. Revenue from our bus ticketing business increased by 20.4% (21.2% in constant currency) to $14.3 million in the quarter ended September 30, 2019, from $11.8 million in the quarter ended September 30, 2018. Adjusted Revenue from our bus ticketing business increased by 37.4% (38.3% in constant currency) to $16.6 million in the quarter ended September 30, 2019 from $12.1 million in the quarter ended September 30, 2018. Adjusted Revenue - bus ticketing includes promotion expenses of $3.8 million in the quarter ended September 30, 2019 and $2.5 million in the quarter ended September 30, 2018, recorded as a reduction of revenue. These promotion expenses added back to Adjusted Revenue, with the consequent increase in marketing and sales promotion expenses, is intended to reflect the way we view our ongoing business. Under IFRS, these promotion expenses are required to be recorded as a reduction of revenue. Gross bookings increased by 33.4% (34.2 % in constant currency) driven by 33.5% increase in the number of bus tickets travelled year over year, mainly driven by the continued offline to online shift within this travel segment. Our Adjusted Revenue margin increased to 8.7% in the quarter ended September 30, 2019 compared with 8.4% in the quarter ended September 30, 2018.

Other Revenue. Our Other revenue increased by 87.5% (88.3% in constant currency) to $10.9 million in the quarter ended September 30, 2019, from $5.8 million in the quarter ended September 30, 2018. Our Adjusted Revenue - others increased to $11.4 million in the quarter ended September 30, 2019 from $6.0 million in the quarter ended September 30, 2018. This increase was primarily due to an increase in facilitation fees from travel insurance and increase in other ancillary revenue from alliances and affiliate partnerships. Adjusted Revenue - others includes promotion expenses of $0.5 million in the quarter ended September 30, 2019 and $0.2 million in the quarter ended September 30, 2018, recorded as a reduction of revenue. These promotion expenses added back to Adjusted Revenue, with the consequent increase in marketing and sales promotion expenses, is intended to reflect the way we view our ongoing business. Under IFRS, these promotion expenses are required to be recorded as a reduction of revenue.

Personnel Expenses. Personnel expenses increased by 13.3% to $32.6 million in the quarter ended September 30, 2019 from $28.7 million in the quarter ended September 30, 2018. This increase was mainly due to an annual increase in wages in fiscal year 2020 and was partially offset by the favorable impact of foreign currency translation due to the depreciation of the Indian Rupee against the U.S. dollar in the quarter ended September 30, 2019. Excluding employee share-based compensation costs for second quarter of both fiscal years 2020 and 2019, and one-time accelerated personnel cost of $2.5 million due to amendment in share purchase agreement related to a prior acquisition in the second quarter of fiscal year 2020, personnel expenses as a percentage of Adjusted Revenue increased by 0.6%.

Marketing and sales promotion expenses. Marketing and sales promotion expenses decreased by 10.5% to $40.1 million in the quarter ended September 30, 2019 from $44.8 million in the quarter ended September 30, 2018 along with favorable impact of foreign currency translation due to the depreciation of the Indian Rupee against the U.S. dollar in the quarter ended September 30, 2019. Including promotion expenses of $93.9 million in the quarter ended September 30, 2019 and $88.9 million in the quarter ended September 30, 2018 recorded as a reduction of revenue as explained above, marketing and sales promotion expenses increased by 0.2% year over year to $134.0 million. Marketing and sales promotion expenses after including promotion expenses explained above, primarily include significant customer inducement/acquisition costs, customer discount and loyalty program costs incurred to accelerate growth in our standalone hotel booking business, and brand advertisement expenses. These expenses, details of which are provided below, totaled $134.0 million (74.0% of Total Adjusted Revenue) in the quarter ended September 30, 2019 as compared to $133.7 million (83.5% of Total Adjusted Revenue) in the quarter ended September 30, 2018. The details of expenses in the nature of marketing and sales promotion is as follows:

	For the three months ended September 30
	2018	2019
	(Amounts in USD thousands)
Marketing and sales promotion expenses as per IFRS	44,755	40,054
Promotion expenses recorded as a reduction of revenue	88,227	92,652
Certain loyalty program costs related to Others revenue	714	1,221

Other Operating Expenses. Other operating expenses increased by 23.0% to $38.1 million in the quarter ended September 30, 2019 from $31.0 million in the quarter ended September 30, 2018, primarily due to an increase in payment gateway charges, website hosting charges and outsourcing fees in line with the growth in our business, partially offset by favorable impact of foreign currency translation due to the depreciation of the Indian Rupee against the U.S. dollar in the quarter ended September 30, 2019.

Depreciation and Amortization. Our depreciation and amortization expenses were $8.5 million in the quarter ended September 30, 2019 post adoption of IFRS 16 on April 1, 2019 wherein depreciation has been recorded on right-of-use assets and interest on lease liabilities instead of rent expense on leasehold properties in the quarter ended September 30, 2019. Depreciation and amortization expense in the quarter ended September 30, 2018 was $6.6 million.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a loss of $31.9 million in the quarter ended September 30, 2019 as compared to a loss of $39.8 million in the quarter ended September 30, 2018. Excluding the effects of our employee share-based compensation costs and amortization of acquisition related intangibles for the second quarter of both fiscal years 2020 and 2019, and merger and acquisitions related expenses in the second quarter of fiscal year 2020, we would have recorded an Adjusted Operating Loss of $19.3 million in the quarter ended September 30, 2019 which includes one-time accelerated personnel cost of $2.5 million described above, as compared with Adjusted Operating Loss of $25.4 million in the quarter ended September 30, 2018. For a description of the components and calculation of “Adjusted Operating Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Results from operating activities”, see “— Certain Non-IFRS Measures” elsewhere in this release.

Net Finance Cost. Our net finance cost was $4.7 million in the quarter ended September 30, 2019 as compared to a net finance cost of $7.0 million in the quarter ended September 30, 2018, primarily due to the lower net foreign exchange loss in quarter ended September 30, 2019, partially offset by interest on lease liabilities instead of rent expense on leasehold properties in the quarter ended September 30, 2019 post adoption of IFRS 16 on April 1, 2019.

Loss for the period. As a result of the foregoing factors, our loss for the quarter ended September 30, 2019 was $36.8 million as compared to a loss of $47.0 million in the quarter ended September 30, 2018. Excluding the effects of employee share-based compensation costs, amortization of acquisition related intangibles, share of loss (profit) of equity-accounted investees and income tax expense (benefit) for the second quarter of both fiscal years 2020 and 2019, and merger and acquisitions related expenses and net change in value of financial liability in business combination in the second quarter of fiscal year 2020, we would have recorded an Adjusted Net Loss of $23.6 million in the quarter ended September 30, 2019 which includes one-time accelerated personnel cost of $2.5 million described above, as compared to Adjusted Net Loss of $32.4 million in the quarter ended September 30, 2018. For a description of the components and calculation of “Adjusted Net Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Loss for the period”, see “— Certain Non-IFRS Measures” elsewhere in this release.

Diluted Loss per share. Diluted loss per share was $0.35 for the quarter ended September 30, 2019 as compared to diluted loss per share of $0.45 in the quarter ended September 30, 2018. After adjusting for employee share-based compensation costs, amortization of acquisition related intangibles, share of loss (profit) of equity accounted investees and income tax expense (benefit) for the second quarter of both fiscal years 2020 and 2019, and merger and acquisitions related expenses, and net change in value of financial liability in business combination in the second quarter of fiscal year 2020, Adjusted Diluted Loss per share would have been $0.22 in the quarter ended September 30, 2019 which includes one-time accelerated personnel cost of $2.5 million described above, as compared to compared to Adjusted Diluted Loss per share of $0.31 in the quarter ended September 30, 2018. For a description of the components and calculation of “Adjusted Diluted Earnings (Loss) per Share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “diluted earnings (loss) per share”, see “— Certain Non-IFRS Measures” elsewhere in this release.

Liquidity. As at September 30, 2019, the balance of cash and cash equivalents (net of bank overdraft) and term deposits on our balance sheet was $249.3 million.

Conference Call

MakeMyTrip will host a conference call to discuss the Company’s results for the quarter ended September 30, 2019 beginning at 7:30 AM EST on November 4, 2019. To participate, please dial + 1-(844)-883-3862 from within the U.S. or +1-(574)-990-9829 from any other country. Thereafter, callers will be prompted to enter the participant passcode 8037617. A live webcast of the conference call will also be available through the “Investor Relations” section of the Company’s website at http://investors.makemytrip.com.

A telephonic replay of the conference call will be available for one week by dialing +1-(855)-859-2056 and using passcode 8037617. A one month replay of the live webcast will also be available at “Investor Relations” section of the Company’s website at http://investors.makemytrip.com, shortly following the conclusion of the call.

About Non-IFRS Financial Measures

The Company’s revenues are recognized on a “net” basis when we are acting as an agent, and on a “gross” basis when it is the principal. Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a gross basis as the Company controls the services before such services are transferred to the traveler. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while the cost of procuring the relevant services and products for sale to customers in this business is classified as service cost. The Company evaluates its financial performance based on Adjusted Revenue, which is a non-IFRS financial measure calculated as revenue after adding back promotion expenses in the nature of customer discount, customer inducement/acquisition cost and loyalty program costs, which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where the Company acts as the principal, as it believes that Adjusted Revenue reflects the value addition of the travel services that it provides to customers in its packages business where it is the principal and is similar to the revenue on a “net” basis for its air ticketing, hotels and bus ticketing business where it acts as an agent. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. The Company’s Adjusted Revenue may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Constant currency results are financial measures that are not in accordance with IFRS, and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year.

The Company believes that Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss), Adjusted Diluted Earnings (Loss) per share and change in constant currency are useful in measuring the results of the Company. The Company believes that its current calculations of Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss), Adjusted Diluted Earnings (Loss) per share and change in constant currency represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items which are useful in measuring the results of the Company and provide investors and analysts a representation of its operating results. The Company believes that investors and analysts in its industry use these non-IFRS measures to compare the Company and its performance to that of its global peers.

The IFRS measures most directly comparable to Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per share are results from operating activities, profit (loss) for the period and diluted earnings (loss) per share, respectively. The Company believes that adjustments to these IFRS measures (including employee share-based compensation costs, expenses such as amortization of acquisition related intangibles (including trade name, customer relationship and non-compete), share of loss (profit) of equity-accounted investees, merger and acquisitions related expenses, net change in value of financial liability in business combination and income tax expense (benefit)) provide investors and analysts a representation of the Company’s operating results.

A limitation of using Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per share instead of operating profit (loss), profit (loss) and diluted earnings (loss) per share calculated in accordance with IFRS as issued by the IASB is that these non-GAAP financial measures exclude a recurring cost, namely share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per share.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate", "believe", "estimate", "expect", "intend", "will", "project", "seek", "should" and similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT's infrastructure and technology, loss of services of MMYT's key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT's 20-F dated July 23, 2019, filed with the United States Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

MakeMyTrip Limited is India's leading online travel company. We own and operate well recognized online brands, including MakeMyTrip, goibibo and redbus. Through our primary websites, www.makemytrip.com, www.goibibo.com, www.redbus.in, and mobile platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotel and alternative accommodations bookings, holiday planning and packaging, rail ticketing, bus ticketing, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance and visa processing.

We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, over 66,500 domestic accommodation properties in India and more than 500,000 properties outside India, Indian Railways and all major Indian bus operators.

For more details, please contact:

Jonathan Huang

Vice President - Investor Relations

MakeMyTrip Limited

+1 (917) 769-2027

jonathan.huang@go-mmt.com

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(Amounts in USD thousands)

	As at March 31, 2019	As at September 30, 2019
Assets
Property, plant and equipment	13,499	39,050
Intangible assets and goodwill	1,068,876	1,062,101
Trade and other receivables, net	2,267	2,553
Investment in equity-accounted investees	5,244	5,643
Other investments	5,662	6,073
Term deposits	139	196
Non-current tax assets	31,681	36,131
Other non-current assets	2,273	211
Total non-current assets	1,129,641	1,151,958
Inventories	606	180
Contract assets	313	2,152
Current tax assets	1,415	29
Trade and other receivables, net	53,195	63,667
Term deposits	133,994	77,761
Other current assets	73,132	78,948
Cash and cash equivalents	177,990	171,852
Total current assets	440,645	394,589
Total assets	1,570,286	1,546,547
Equity
Share capital	52	52
Share premium	1,977,318	1,979,185
Reserves	634	1,045
Accumulated deficit	(682,054)	(779,240)
Share based payment reserve	102,427	118,460
Foreign currency translation reserve	(41,202)	(56,865)
Total equity attributable to equity holders of the Company	1,357,175	1,262,637
Non-controlling interests	193	4,220
Total equity	1,357,368	1,266,857
Liabilities
Loans and borrowings	474	22,596
Employee benefits	4,789	5,477
Contract liabilities	84	184
Deferred tax liabilities, net	601	2,270
Other non-current liabilities	2,400	15,200
Total non-current liabilities	8,348	45,727
Bank overdraft	—	465
Loans and borrowings	233	3,684
Trade and other payables	110,970	108,167
Contract liabilities	70,251	92,085
Other current liabilities	23,116	29,562
Total current liabilities	204,570	233,963
Total liabilities	212,918	279,690
Total equity and liabilities	1,570,286	1,546,547

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended September 30		For the six months ended September 30
	2018	2019	2018	2019
Revenue
Air ticketing	41,067	45,992	81,515	90,605
Hotels and packages	44,860	46,763	121,138	115,287
Bus ticketing	11,846	14,257	26,927	32,578
Other revenue	5,836	10,945	11,439	21,224
Total revenue	103,609	117,957	241,019	259,694
Other income	78	152	78	187
Service cost
Procurement cost of hotels and packages services	29,491	27,934	86,752	74,057
Other cost of providing services	2,962	2,818	6,065	6,247
Personnel expenses	28,745	32,564	55,706	63,721
Marketing and sales promotion expenses	44,755	40,054	100,684	94,580
Other operating expenses	30,961	38,072	63,942	79,335
Depreciation and amortization	6,610	8,547	13,328	16,719
Result from operating activities	(39,837)	(31,880)	(85,380)	(74,778)
Finance income	1,047	827	2,483	2,162
Finance costs	8,063	5,493	14,866	6,619
Net finance income (costs)	(7,016)	(4,666)	(12,383)	(4,457)
Share of profit (loss) of equity-accounted investees	(142)	(51)	(428)	14
Loss before tax	(46,995)	(36,597)	(98,191)	(79,221)
Income tax benefit (expense)	30	(206)	(5)	(174)
Loss for the period	(46,965)	(36,803)	(98,196)	(79,395)
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Remeasurement of defined benefit liability	(258)	(119)	(258)	(119)
Equity instruments at FVOCI - net change in fair value	(342)	330	(556)	411
	(600)	211	(814)	292
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations	(59,024)	(22,840)	(114,591)	(15,705)
Other comprehensive income (loss) for the period, net of tax	(59,624)	(22,629)	(115,405)	(15,413)
Total comprehensive loss for the period	(106,589)	(59,432)	(213,601)	(94,808)
Profit (Loss) attributable to:
Owners of the Company	(46,907)	(36,934)	(97,994)	(79,556)
Non-controlling interests	(58)	131	(202)	161
Profit (Loss) for the period	(46,965)	(36,803)	(98,196)	(79,395)
Total comprehensive Income (loss) attributable to:
Owners of the Company	(106,529)	(59,474)	(213,389)	(94,927)
Non-controlling interests	(60)	42	(212)	119
Total comprehensive Income (loss) for the period	(106,589)	(59,432)	(213,601)	(94,808)
Loss per share (in USD)
Basic	(0.45)	(0.35)	(0.94)	(0.76)
Diluted	(0.45)	(0.35)	(0.94)	(0.76)
Weighted average number of shares (including Class B Shares)
Basic	104,744,071	105,120,107	104,553,980	104,861,074
Diluted	104,744,071	105,120,107	104,553,980	104,861,074

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

(Amounts in USD thousands)

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2019	52	1,977,318	634	(682,054)	102,427	(41,202)	1,357,175	193	1,357,368
Total comprehensive income (loss) for the period
Profit (loss) for the period	—	—	—	(79,556)	—	—	(79,556)	161	(79,395)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(15,663)	(15,663)	(42)	(15,705)
Equity instruments at FVOCI - net change in fair value	—	—	411	—	—	—	411	—	411
Remeasurement of defined benefit (asset) liability	—	—	—	(119)	—	—	(119)	—	(119)
Total other comprehensive income (loss)	—	—	411	(119)	—	(15,663)	(15,371)	(42)	(15,413)
Total comprehensive income (loss) for the period	—	—	411	(79,675)	—	(15,663)	(94,927)	119	(94,808)
Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	17,927	—	17,927	—	17,927
Issue of ordinary shares on exercise of share based awards	—	1,867	—	—	(1,867)	—	—	—	—
Transfer to accumulated deficit on expiry of share based awards	—	—	—	217	(27)	—	190	(190)	—
Total contributions by owners	—	1,867	—	217	16,033	—	18,117	(190)	17,927
Changes in ownership interests in subsidiaries that do not result in a loss of control
Financial liability for acquisition of non-controlling interest	—	—	—	(14,550)	—	—	(14,550)	—	(14,550)
Acquisition of non-controlling interest	—	—	—	(3,178)	—	—	(3,178)	—	(3,178)
Acquisition of subsidiary with non-controlling interest	—	—	—	—	—	—	—	4,098	4,098
Total changes in ownership interest in subsidiaries	—	—	—	(17,728)	—	—	(17,728)	4,098	(13,630)
Total transactions with owners	—	1,867	—	(17,511)	16,033	—	389	3,908	4,297
Balance as at September 30, 2019	52	1,979,185	1,045	(779,240)	118,460	(56,865)	1,262,637	4,220	1,266,857

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(UNAUDITED)

(Amounts in USD thousands)

	For the six months ended September 30
	2018	2019
Loss for the period	(98,196)	(79,395)
Adjustments for non-cash items	46,288	39,219
Change in working capital	(12,336)	2,798
Net cash generated from (used in) operating activities	(64,244)	(37,378)
Net cash generated from (used in) investing activities	93,926	38,881
Net cash generated from (used in) financing activities	(155)	(7,121)
Increase (decrease) in cash and cash equivalents	29,527	(5,618)
Cash and cash equivalents at beginning of the period	187,647	177,990
Effect of exchange rate fluctuations on cash held	830	(985)
Cash and cash equivalents (net of bank overdraft) at end of the period	218,004	171,387

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES

(Unaudited)

(Amounts in USD thousands, except per share data)

Reconciliation of Adjusted Revenue

	For the three months ended September 30
	Air ticketing		Hotels and packages		Bus ticketing		Others				Total
	2018	2019	2018	2019	2018	2019	2018		2019		2018		2019
	(Amount in USD thousands)
Revenue as per IFRS	41,067	45,992	44,860	46,763	11,846	14,257	5,836		10,945		103,609		117,957
Add: Promotion expenses recorded as a reduction of revenue	15,450	20,087	70,101	68,241	2,522	3,795	154		529		88,227		92,652
	56,517	66,079	114,961	115,004	14,368	18,052	5,990		11,474		191,836		210,609
Less: Service cost as per IFRS	—	127	29,491	27,934	2,248	1,405	—	(1)	65	(1)	31,739	(1)	29,531	(1)
Adjusted Revenue	56,517	65,952	85,470	87,070	12,120	16,647	5,990		11,409		160,097		181,078

(1)

Loyalty program costs amounting to $1.2 million have been excluded from service cost for the three months ended September 30, 2019 (September 30, 2018: $0.7 million) relating to “Others”, and have been included in marketing and sales promotion expenses.

	For the six months ended September 30
	Air ticketing		Hotels and packages		Bus ticketing		Others				Total
	2018	2019	2018	2019	2018	2019	2018		2019		2018		2019
	(Amount in USD thousands)
Revenue as per IFRS	81,515	90,605	121,138	115,287	26,927	32,578	11,439		21,224		241,019		259,694
Add: Promotion expenses recorded as a reduction of revenue	29,400	40,668	144,923	147,215	5,930	9,054	347		1,042		180,600		197,979
	110,915	131,273	266,061	262,502	32,857	41,632	11,786		22,266		421,619		457,673
Less: Service cost as per IFRS	—	288	86,752	74,057	4,681	3,634	—	(2)	117	(2)	91,433	(2)	78,096	(2)
Adjusted Revenue	110,915	130,985	179,309	188,445	28,176	37,998	11,786		22,149		330,186		379,577

(2)

Loyalty program costs amounting to $2.2 million have been excluded from service cost for the six months ended September 30, 2019 (September 30, 2018: $1.4 million) relating to “Others”, and have been included in marketing and sales promotion expenses.

Reconciliation of Adjusted Operating Profit (Loss)	For the three months ended September 30		For the six months ended September 30
(Unaudited)	2018	2019	2018	2019
Results from operating activities as per IFRS	(39,837)	(31,880)	(85,380)	(74,778)
Add: Employee share-based compensation costs	10,950	8,808	20,140	17,910
Add: Acquisition related intangibles amortization	3,513	3,689	7,075	7,416
Add: Merger and acquisitions related expenses	—	46	—	936
Adjusted Operating Profit (Loss)	(25,374)	(19,337)	(58,165)	(48,516)

Reconciliation of Adjusted Net Loss	For the three months ended September 30		For the six months ended September 30
(Unaudited)	2018	2019	2018	2019
Profit (Loss) for the period as per IFRS	(46,965)	(36,803)	(98,196)	(79,395)
Add: Employee share-based compensation costs	10,950	8,808	20,140	17,910
Add: Acquisition related intangibles amortization	3,513	3,689	7,075	7,416
Add: Merger and acquisitions related expenses	—	46	—	936
Add (Less): Share of (profit) loss of equity-accounted investees	142	51	428	(14)
Add: Net change in value of financial liability in business combination	—	392	—	655
Add (Less): Income tax (benefit) expense	(30)	206	5	174
Adjusted Net Loss	(32,390)	(23,611)	(70,548)	(52,318)
Adjusted Earnings (Loss) per share
Diluted	(0.31)	(0.22)	(0.67)	(0.50)

Reconciliation of Adjusted Diluted Earnings (Loss) per Share	For the three months ended September 30		For the six months ended September 30
(Unaudited)	2018	2019	2018	2019
Diluted Earnings (Loss) per share for the period as per IFRS	(0.45)	(0.35)	(0.94)	(0.76)
Add: Employee share-based compensation costs	0.11	0.09	0.20	0.17
Add: Acquisition related intangibles amortization	0.03	0.04	0.07	0.07
Add: Merger and acquisitions related expenses	—	*	—	0.01
Add (Less): Share of (profit) loss of equity-accounted investees	*	*	*	*
Add: Net change in value of financial liability in business combination	—	*	—	0.01
Add (Less): Income tax (benefit) expense	*	*	*	*
Adjusted Diluted Earnings (Loss) per share	(0.31)	(0.22)	(0.67)	(0.50)

* Less than $0.01.

(Unaudited)	For the three months ended September 30, 2019
	Revenue					Adjusted Revenue
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total
Reported Growth	12.0%	4.2%	20.4%	87.5%	13.8%	16.7%	1.9%	37.4%	90.5%	13.1%
Impact of Foreign Currency Translation	0.5%	0.1%	0.8%	0.8%	0.4%	0.5%	0.5%	0.9%	0.7%	0.5%
Constant Currency Growth	12.5%	4.3%	21.2%	88.3%	14.2%	17.2%	2.4%	38.3%	91.2%	13.6%

(Unaudited)	For the six months ended September 30, 2019
	Revenue					Adjusted Revenue
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total
Reported Growth	11.2%	-4.8%	21.0%	85.5%	7.7%	18.1%	5.1%	34.9%	87.9%	15.0%
Impact of Foreign Currency Translation	2.3%	1.5%	2.5%	3.6%	2.0%	2.5%	2.2%	2.8%	3.7%	2.3%
Constant Currency Growth	13.5%	-3.3%	23.5%	89.1%	9.7%	20.6%	7.3%	37.7%	91.6%	17.3%

MAKEMYTRIP LIMITED

SELECTED OPERATING AND FINANCIAL DATA (Unaudited)

	For the three months ended September 30,		For the six months ended September 30,
	2018	2019	2018	2019
	(in thousands, except percentages)		(in thousands, except percentages)
Unit Metrics
Air Ticketing - Flight segments	10,005	11,161	19,176	21,770
Hotels and Packages - Room nights	6,706	7,510	13,452	15,068
Standalone Hotels Online – Room nights	6,574	7,385	13,068	14,765
Bus Ticketing - Travelled tickets	13,240	17,682	28,134	38,662
Adjusted Revenue
Air Ticketing	$56,517	$65,952	$110,915	$130,985
Hotels and Packages	85,470	87,070	179,309	188,445
Bus Ticketing	12,120	16,647	28,176	37,998
Others	5,990	11,409	11,786	22,149
	$160,097	$181,078	$330,186	$379,577
Gross Bookings
Air Ticketing	$749,092	$916,947	$1,553,831	$1,902,568
Hotels and Packages	350,240	383,717	774,294	838,302
Bus Ticketing	144,110	192,254	331,673	445,641
	$1,243,442	$1,492,918	$2,659,798	$3,186,511
Adjusted Revenue Margin
Air Ticketing	7.5%	7.2%	7.1%	6.9%
Hotels and Packages	24.4%	22.7%	23.2%	22.5%
Bus Ticketing	8.4%	8.7%	8.5%	8.5%